SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For December 2011
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F       Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes        No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2011, incorporated by reference herein:
Exhibit
99.1     Release dated December 21, 2011, entitled “FURTHER CAUTIONARY
           ANNOUNCEMENT.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: December 22, 2011 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD”)
FURTHER CAUTIONARY ANNOUNCEMENT
Shareholders of DRDGOLD (“Shareholders”) are referred to the cautionary announcement published on 3 November 2011 and the joint announcement published by DRDGOLD and Village
Main Reef Limited (“Village”) on 8 November 2011 regarding the proposed disposal of
DRDGOLD’s entire interest in Blyvooruitzicht Gold Mining Company Limited to Village which included a further DRDGOLD cautionary announcement (“Proposed Transaction
Announcement”).

Shareholders are advised that the negotiations referred to in the Proposed Transaction
Announcement are still continuing and the outcome thereof may have a material effect on the price of DRDGOLD’s securities. Accordingly, Shareholders are advised to continue exercising caution when dealing in DRDGOLD’s securities until a further announcement is made.

Roodepoort
21 December 2011

Corporate Advisor and Transaction Sponsor
One Capital